SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	December 4, 2002
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso finalises its divestment of forestlands in Finland and the USA

Finland
HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that further to Stora Enso’s announcement in May 2002 regarding its intention to divest its Finnish forestlands, Stora Enso has sold most of the shares in its Tornator forest asset companies to a new company established by Finnish institutional investors. The aggregate market value of the forest assets is EUR 502 million. Stora Enso owns 41% of the shares in the new company following the sale. The sale resulted in a realised capital gain of EUR 24 million, which will be entered as a non-recurring item in the fourth quarter of 2002.

As part of its forest restructuring programme, Stora Enso transferred its forestland holdings of approximately 600 000 hectares and related operations to Tornator in July 2002, with the intention of selling the majority of the shares by the end of 2002.

Tornator owns and manages the former Stora Enso forestlands, sells cutting rights and offers forest management services. It also sells forestry estates that are located outside logistically favourable areas as well as land for leisure uses. The company has about 50 salaried employees and some 150 forest workers, who were transferred from Stora Enso, maintaining their employment benefits.

Stora Enso Metsä (Forest), Stora Enso’s wood procurement organisation, remains responsible for Stora Enso’s wood procurement and the wood supply for the Group’s Finnish mills. Stora Enso and Tornator have entered into a long-term wood procurement agreement according to which Tornator will supply about 1.5 million cubic metres of timber annually to Stora Enso. In 2002 Stora Enso is expected to procure 25 million cubic metres of wood in Finland, of which 7.5 million cubic metres is expected to be imported.

USA
In September 2002 Stora Enso North America signed an agreement to sell approximately 300 000 acres (125 000 hectares) of its forestland to Plum Creek Timber Company, Inc. This sale was finalised on 3 December 2002. The value of the sale was EUR 142 million (USD 141 million). The capital gain at operating profit level will be about EUR 51 million and will be realised during the fourth quarter of 2002.

Divestment of the Finnish and US forests will strengthen Stora Enso’s balance sheet and reduce the debt/equity ratio by approximately 0.08 (0.53 at 30 September 2002). The capital employed will be reduced by some EUR 500 million and due to this the return on capital employed (ROCE) will increase slightly.

In Sweden various options to release capital tied up in the Group’s forestlands are still being considered.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

www.storaenso.com

Previous press releases concerning Stora Enso’s forest asset restructuring programme on
www.storaenso.com -> Media Center
September 20, 2002: Stora Enso sells forest assets in the USA
May 16, 2002: Stora Enso to restructure its forest ownership in Finland and the USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: December 5, 2002